**DAIMLER TRUCKS RETAIL TRUST 2024-1**
**Investor Report**

Collection Period Ended      31-May-2026

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 26 | |
| Collection Period (from... to) | 1-May-2026 | 31-May-2026 |
| Determination Date | 11-Jun-2026 | |
| Record Date | 12-Jun-2026 | |
| Distribution Date | 15-Jun-2026 | |
| Interest Period of the Class A-1 Notes (from... to) | 15-May-2026 | 15-Jun-2026 | Actual/360 Days | 31 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-May-2026 | 15-Jun-2026 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 140,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 276,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 301,000,000.00 | 129,770,778.71 | 115,575,246.54 | 14,195,532.17 | 47.161236 | 0.383971 |
| Class A-4 Notes | 59,950,000.00 | 59,950,000.00 | 59,950,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **776,950,000.00** | **189,720,778.71** | **175,525,246.54** | **14,195,532.17** | | |
| Overcollateralization | 74,504,076.37 | 73,641,944.36 | 74,502,231.68 | | | |
| Adjusted Pool Balance | 851,454,076.37 | 263,362,723.07 | 250,027,478.22 | | | |
| Yield Supplement Overcollateralization Amount | 38,548,423.47 | 8,512,174.52 | 7,865,113.48 | | | |
| **Pool Balance** | **890,002,499.84** | **271,874,897.59** | **257,892,591.70** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 74,504,076.37 | 8.75% |
| Target Overcollateralization Amount | 74,502,231.68 | 8.75% |
| Current Overcollateralization Amount | 74,502,231.68 | 8.75% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 5.600000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 5.490000% | 593,701.31 | 1.972430 | 14,789,233.48 | 49.133666 |
| Class A-4 Notes | 5.560000% | 277,768.33 | 4.633333 | 277,768.33 | 4.633333 |
| **Total** | | **871,469.64** | | **15,067,001.81** | |

Amounts in USD

| **Available Funds** | | **Distributions** | |
|---|---|---|---|
| Principal Collections | 12,609,557.36 | (1) Total Servicing Fee | 226,562.41 |
| Interest Collections | 1,571,848.93 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 53,572.58 | (2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.) | 0.00 |
| Recoveries | 1,498,257.11 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount | 871,469.64 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 51,147.06 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **15,784,383.04** | (6) Regular Principal Distributable Amount | 14,195,532.17 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **15,784,383.04** | (8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2) | 0.00 |
| | | (9) Excess Collections to Certificateholders | 490,818.82 |
| | | **Total Distribution** | **15,784,383.04** |

**Distribution Detail**

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 226,562.41 | 226,562.41 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| Monthly Interest Distributable Amount | 871,469.64 | 871,469.64 | 0.00 |
|    thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3 Notes | 593,701.31 | 593,701.31 | 0.00 |
|    thereof on Class A-4 Notes | 277,768.33 | 277,768.33 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount | 871,469.64 | 871,469.64 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 14,195,532.17 | 14,195,532.17 | 0.00 |
| Aggregate Principal Distributable Amount | 14,195,532.17 | 14,195,532.17 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 2,128,635.19 |
| Reserve Fund Amount - Beginning Balance | 2,128,635.19 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 5,764.91 |
| minus Net Investment Earnings | 5,764.91 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 2,128,635.19 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 5,764.91 |
| Net Investment Earnings on the Collection Account | 45,382.15 |
| Investment Earnings for the Collection Period | 51,147.06 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 890,002,499.84 | 4,711 |
| Pool Balance beginning of Collection Period | 271,874,897.59 | 1,988 |
| Principal Collections | 10,503,955.11 | |
| Principal Collections attributable to Full Pay-offs | 2,105,602.25 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 1,372,748.53 | |
| Pool Balance end of Collection Period | 257,892,591.70 | 1,926 |
| Pool Factor | 28.98% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 6.83% | 7.24% |
| Weighted Average Number of Remaining Payments | 42.39 | 25.64 |
| Weighted Average Seasoning (months) | 14.87 | 37.41 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 245,525,786.99 | 1,864 | 95.20% |
| 31-60 Days Delinquent | 1,883,496.83 | 34 | 0.73% |
| 61-90 Days Delinquent | 8,267,811.62 | 19 | 3.21% |
| 91-120 Days Delinquent | 2,215,496.26 | 9 | 0.86% |
| Total | 257,892,591.70 | 1,926 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **10.500%** |
| 60+ Delinquency Receivables to EOP Pool Balance | 4.06% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 1,372,748.53 | 14 | 59,386,147.97 | 327 |
| Principal Net Liquidation Proceeds | 74,863.69 | | 9,140,914.80 | |
| Principal Recoveries | 1,491,311.42 | | 19,689,720.40 | |
| Principal Net Loss / (Gain) | (193,426.58) | | 30,555,512.77 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | (0.876%) |
| Prior Collection Period | 4.984% |
| Second Prior Collection Period | 2.341% |
| Third Prior Collection Period | 1.209% |
| Four Month Average | 1.915% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 3.433% |
| **Average Net Credit Loss/(Gain)** | 93,441.94 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

## Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| | Total Pool | | | | | |
|---|---|---|---|---|---|---|
| | **Cumulative Loss** | | **Delinquncies** | | | **Lifetime** |
| **Pd.** | **Gross** | **Net** | **31-60** | **61-90** | **91+** | **CPR** |
| 1 | 0.08% | 0.03% | 0.45% | 0.06% | - % | 3.00% |
| 2 | 0.12% | 0.04% | 0.82% | 0.11% | 0.01% | 4.63% |
| 3 | 0.19% | 0.08% | 0.79% | 0.67% | 0.04% | 3.99% |
| 4 | 0.33% | 0.13% | 0.53% | 0.94% | 0.10% | 5.10% |
| 5 | 0.43% | 0.19% | 0.35% | 0.76% | 0.15% | 6.18% |
| 6 | 0.57% | 0.31% | 0.41% | 0.41% | 0.41% | 6.07% |
| 7 | 0.81% | 0.50% | 1.35% | 0.61% | 0.11% | 6.68% |
| 8 | 0.88% | 0.54% | 1.29% | 1.44% | 0.05% | 6.80% |
| 9 | 1.08% | 0.71% | 1.38% | 0.53% | 0.70% | 6.81% |
| 10 | 1.53% | 1.11% | 1.36% | 1.03% | 0.14% | 8.54% |
| 11 | 1.69% | 1.16% | 0.61% | 1.82% | 0.18% | 8.88% |
| 12 | 1.75% | 1.15% | 1.17% | 1.21% | 0.82% | 8.41% |
| 13 | 1.97% | 1.23% | 1.16% | 0.42% | 1.16% | 9.82% |
| 14 | 2.09% | 1.10% | 1.68% | 0.86% | 0.77% | 9.19% |
| 15 | 2.54% | 1.50% | 2.53% | 1.08% | 0.48% | 9.78% |
| 16 | 2.85% | 1.75% | 2.59% | 2.02% | 0.37% | 9.97% |
| 17 | 3.08% | 1.92% | 2.22% | 1.86% | 1.02% | 11.19% |
| 18 | 3.46% | 2.13% | 1.83% | 1.67% | 1.78% | 11.40% |
| 19 | 4.42% | 2.68% | 2.14% | 0.87% | 1.06% | 12.47% |
| 20 | 4.66% | 2.78% | 3.43% | 0.74% | 1.16% | 12.20% |
| 21 | 4.99% | 3.01% | 2.46% | 1.96% | 1.14% | 12.13% |
| 22 | 5.29% | 3.22% | 3.60% | 2.08% | 1.78% | 12.43% |
| 23 | 5.51% | 3.26% | 2.99% | 3.39% | 1.69% | 12.05% |
| 24 | 5.71% | 3.32% | 2.49% | 2.78% | 2.35% | 11.90% |
| 25 | 6.52% | 3.45% | 1.19% | 3.78% | 0.18% | 12.76% |
| 26 | 6.67% | 3.43% | 0.73% | 3.21% | 0.86% | 12.50% |